                                                                      Exhibit 16

June 11, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read paragraph 1 (as it relates to Arthur Andersen) and paragraphs 2, 3, 4, and 5 of Item 4 included in the Form 8-K dated June 7, 2002 of Smart & Final Inc. filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP
Arthur Andersen LLP

cc: Mr. Richard N. Phegley, Senior Vice President and
     Chief Financial Officer

                                       6